May 1, 2015

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador

Alberta Securities Commission	Saskatchewan Financial and Consumer Affairs Authority

Manitoba Securities Commission	New Brunswick Financial and Consumer Services Commission

Ontario Securities Commission	British Columbia Securities Commission

Superintendent of Securities, Prince Edward Island	Autorité des marchés financiers

Superintendent of Securities, Northwest Territories	Superintendent of Securities, Yukon Territory

Superintendent of Securities, Nunavut

RE: Dominion Diamond Corporation

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual and Special Meeting of Shareholders:

Date of meeting:	July 15, 2015
Record date for notice:	June 2, 2015
Record date for voting:	June 2, 2015
Beneficial ownership determination date:	June 2, 2015
Securities entitled to notice:	Common
Securities entitled to vote:	Common
Issuer mailing directly to non objecting beneficial owners:	No
Issuer will pay for objecting beneficial owner material distribution:	Yes
Issuer using notice-and-access for registered investors:	No
Issuer using notice-and-access for non-registered investors:	No
Notice-and-access stratification criteria:	No

Yours very truly,

Zubair Khalid
Associate Manager, Trust Central Services
cc: CDS & Co. (Via Fax)